UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
La Fayette Franchise, Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
May 26, 2020

Physical address of issuer
2332 Galiano Street , 2nd floor , Coral Gables , FL 33134

Website of issuer
http://www.lesmoulinslafayetteusa.com/

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,527.03	$19,161.25
Cash & Cash Equivalents	$1,527.03	$18,405.25
Accounts Receivable	$0.00	$756.00
Short-term Debt	$11,494.06	$10,874.60
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$18,253.68	-$199,786.97


May 19, 2023

FORM C-AR

La Fayette Franchise, Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by La Fayette Franchise, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://www.lesmoulinslafayetteusa.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant

to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 19, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

La Fayette Franchise, Inc. (the "Company") is a Delaware Corporation, formed on May 26, 2020.

The Company is located at 2332 Galiano Street , 2nd floor , Coral Gables , FL 33134 .

The Company's website is http://www.lesmoulinslafayetteusa.com/ .

The information available on or through our website is not a part of this Form C-AR.

The Business

The business development consists of franchising in the U.S.A., a Canadian bakery concept. First, we sell our concept to franchisees, who then handle the upfront investment to build bakeries. From each franchisee, we collect the original franchise fees ($30k), a training fee ($5k), a royalty fee (5% of gross revenue per year), and a marketing fee (1% of gross revenue per year). La Fayette Franchise provides franchisees support with strategic location selection, lease negotiation, design, and equipment. We also train future franchisees on operating procedures, business management, and customer service. La Fayette Franchise does not own any restaurant, thereby mitigating investors' risk. Our concept simplifies bakery operations thanks to an artisanal production facility supplying franchisees with bakery goods. Therefore, we offer future franchisees an attractive and "easy to run" business.

RISK FACTORS

Risks Related to the Company's Business and Industry

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the hospitality industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require

pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information.
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, franchising the Les Moulins La Fayette bakery brand in the US. Our revenues are therefore dependent upon the market demand for such bakery goods.

Minority Holder; Securities with Voting Rights
The common stock that you are buying has voting rights attached to them. However, you are granting the right to vote, by proxy, to the CEO and his or her successor. You will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion

in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have similar products on the market. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent or similar products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our products obsolete or that the products developed by us will be preferred. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

La Fayette Franchise LLC was formed on May 26, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. La Fayette Franchise LLC has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that La Fayette Franchise is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on La Fayette Franchise, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back- up technology. Any disruptions of services or cyber-attacks either on our technology provider or on La Fayette Franchise, Inc. could harm our reputation and materially negatively impact our financial condition and business.

Natural disasters and other events beyond our control could materially adversely affect us.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce, and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services. In December 2019, a novel strain of coronavirus, COVID-19, was reported in Wuhan, China. The World Health Organization has since declared the outbreak to constitute a pandemic. The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on our customers and our sales cycles, impact on our customer, employee or industry events, and effect on our vendors, all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact our financial condition or results of operations is uncertain. If the COVID- 19 outbreak continues to spread, we may need to limit operations or implement limitations, including work from home policies. There is a risk that other countries or regions may be less effective at containing COVID-19, or it may be more difficult to contain if the outbreak reaches a larger population or broader geography, in which case the risks described herein could be elevated significantly.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

The business development consists of franchising in the U.S.A., a Canadian bakery concept. First, we sell our concept to franchisees, who then handle the upfront investment to build bakeries. From each franchisee, we collect the original franchise fees ($30k), a training fee ($5k), a royalty fee (5% of gross revenue per year), and a marketing fee (1% of gross revenue per year). La Fayette Franchise provides franchisees support with strategic location selection, lease negotiation, design, and equipment. We also train future franchisees on operating procedures, business management, and customer service. La Fayette Franchise does not own any restaurant, thereby mitigating investors' risk. Our concept simplifies bakery operations thanks to an artisanal production facility supplying franchisees with bakery goods. Therefore, we offer future franchisees an attractive and "easy to run" business.

Business Plan

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market

The company continues to adapt its concept to the American market.

The company is marketing its franchise concept mainly in Florida.

Competition

The Company's primary competitors are As a player in the bakery & coffee industry, we have different types of competitors: many small bakeries and a few big chains: Paul, Pret a Manager, Starbucks, Joe&the Juice, Panera bread.

Looking at the US food service industry, we believe there is a hole in the market when it comes to French bakeries. We have some distinct advantages that make the difference: - High-quality products and French flavors recipes, - Traditional know-how earned in the last 5 generations, - A grab-and-go system offering a wide range of bakery goods: viennoiseries, bread, pastries, sandwiches, salads, quiches...but also coffees, fresh juices, and smoothies.

Supply Chain and Customer Base

As the company doesn't own any restaurants, the company is not dependent on specific suppliers. The potential franchisee has a leading bakery product supplier, the production center of the Les Moulins La Fayette brand.

The Company is dependent on the following suppliers:

Supplier or Description	Service, input or raw material provided	Percent of such service, input or raw material from such supplier
The production facility is located in Canada.	supplier of franchisees with bakery goods (bread, pastries, cakes...)	55.0%

Our customers are our future franchisees who typically have an entrepreneurial profile. The outlets (franchises) welcome all types of customers: adults, families, employees...

Intellectual Property

Licenses

Licensor	Licensee	Description of Rights Granted	Termination Date
Johnny Jeulin	La Fayette Franchise, Inc.	Licensor granted fully sublicensable right and license to use the licensed marks (logos and Les Moulins La Fayette Trademark).	May 22, 2025

Governmental/Regulatory Approval and Compliance

We are subject to extensive federal, state and local laws and regulations, including the recently enacted comprehensive health care reform legislation with respect health care for our employees, those relating to building and zoning requirements and those relating to the preparation and sale of food. Such laws and regulations are subject to change from time to time. Typically, licenses, permits and approvals under such laws and regulations must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 2332 Galiano Street , 2nd floor , Coral Gables , FL 33134

The Company has the following additional addresses:

The Company conducts business in Florida .

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Nicolas Billaud

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-CEO May 26, 2020-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Employer: Barnes Commercial Real Estate Title: Managing Partner Dates of Service: January 01, 2014 - December 31, 2019 Employer: Les Moulins La Fayette USA, LLC Title: Manager Dates of Service: August 14, 2015 - December 31, 2020 Responsibilities: Finance, Legal

Education

Name

Vincent Poudras

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-CEO May 26, 2020-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Employer: Les Moulins La Fayette USA, LLC Title: Manager Dates of Service: August 14, 2015 - December 31, 2020 Employer: Aventura Mills, LLC Title: Manager Dates of Service: June, 2021 - Present

Education

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Nicolas Billaud

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-CEO May 26, 2020-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Employer: Barnes Commercial Real Estate Title: Managing Partner Dates of Service: January 01, 2014 - December 31, 2019 Employer: Les Moulins La Fayette USA, LLC Title: Manager Dates of Service: August 14, 2015 - December 31, 2020 Responsibilities: Finance, Legal

Education

Name

Vincent Poudras

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-CEO May 26, 2020-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Employer: Les Moulins La Fayette USA, LLC Title: Manager Dates of Service: August 14, 2015 - December 31, 2020 Employer: Aventura Mills, LLC Title: Manager Dates of Service: June, 2021 - Present

Education

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees in Florida .

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	1,075,339
Voting Rights	One vote per share Voting Rights of Securities Sold in this Offering Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm- commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a

	larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company). The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

The Company has the following debt outstanding:

Type of debt	Other
Name of creditor	Nicolas Billaud
Amount outstanding	$8,950.00
Interest rate and payment schedule	0.0%
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	In 2022, the company received an $8,950 advance. The advance is unsecured, non-interest bearing, and due on demand.

The total amount of outstanding debt of the company is $11,494.06

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	75,339	$353,290.00		July 15, 2020	Regulation CF

Ownership

Nicolas Billaud and Vincent Poudras hold 1,000,000 shares or 93% of the equity. Private investors hold 75,339 shares or 7% of the equity.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Nicolas Billaud	46.5%
Vincent Poudras	46.5%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (for year ending 12/31/2022)

Total Income	Taxable Income	Total Tax
$0.00	$0.00	$0.00

Operations

In the context of Covid and the drastic drop in tourist numbers in Miami Beach, we seized the opportunity to transfer the bakery, not owned by La Fayette Franchise, Inc., from Lincoln Road to the prestigious Aventura Mall shopping center. This point of sale opened in July 2021, and the company started marketing the franchise only after this date. After receiving several candidates for the franchise, we realized that we needed to give credibility to the concept by posting good performances of the bakery in the mall. Therefore, it was necessary to have at least one year of sales history to convince these candidates. We also realized that launching the franchise based on a single point of sale in the country was challenging. For these reasons, we have decided to freeze marketing for a few months in order to show the excellent performance of the point of sale over more than a year. This location is now more than one year old, and we have the baseline to show the growth of the bakery business. Thus, sales in the second semester of 2022 show an increase of 17% compared to the previous year and more than 22% in December. These indicators are excellent and allow us to relaunch the franchise's marketing in the best ways.

The start-up of the activity has been delayed, but we remain confident in our capacity to sign the franchise contracts in the coming months.

Liquidity and Capital Resources

On July 15, 2020 the Company conducted an offering pursuant to Regulation CF and raised $353,290.00.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:
The company does not need to make a new call to shareholders now; the two founders meet the cash flow needs.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Loans

Related Person/Entity	Vincent Poudras
Relationship to the Company	Co-CEO
Total amount of money involved	$3,500.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Advance by the company amounted to $3,500 at the end of 2022. Material Terms: The advance is unsecured, non-interest bearing, and due on demand.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Nicolas Billaud
(Signature)

Nicolas Billaud
(Name)

Co-CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Nicolas Billaud
(Signature)

Nicolas Billaud
(Name)

Co-CEO
(Title)

May 19, 2023
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

9:53 PM
05/05/23
Accrual Basis

LA FAYETTE FRANCHISE INC
Balance Sheet
As of December 31, 2022

	Dec 31, 22	Dec 31, 21
ASSETS		
Current Assets		
Checking/Savings		
Bank of America *7270	1,527.03	385.88
Total Checking/Savings	1,527.03	385.88
Other Current Assets		
Accounts Receivables	0.00	756.00
Total Other Current Assets	0.00	756.00
Total Current Assets	1,527.03	1,141.88
Other Assets		
Escrow Account	0.00	18,019.37
Total Other Assets	0.00	18,019.37
TOTAL ASSETS	**1,527.03**	**19,161.25**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Credit Cards		
BOA CC#3652	6,044.06	5,964.71
Total Credit Cards	6,044.06	5,964.71
Other Current Liabilities		
Due to Member - NB	8,950.00	0.00
Due to Member - VP	-3,500.00	0.00
Payroll Tax Liabilities	0.00	4,909.89
Total Other Current Liabilities	5,450.00	4,909.89
Total Current Liabilities	11,494.06	10,874.60
Total Liabilities	11,494.06	10,874.60
Equity		
Common Stock from LLC	1,000.00	1,000.00
Equity Prime Trust LLC	306,223.15	306,223.15
Retained Earnings	-298,936.50	-99,149.53
Net Income	-18,253.68	-199,786.97
Total Equity	-9,967.03	8,286.65
TOTAL LIABILITIES & EQUITY	**1,527.03**	**19,161.25**

certified
April 2023

N. RILLAUD
Co-CEO

LA FAYETTE FRANCHISE INC
Profit & Loss
January through December 2022

	Jan - Dec 22	Jan - Dec 21
Ordinary Income/Expense		
Expense		
Advertising and Promotion		
Avertising and Marketing	9,161.53	23,926.91
Startengine Platform Fees	1,104.00	1,458.00
Advertising and Promotion - Other	242.89	0.00
Total Advertising and Promotion	10,508.42	25,384.91
Automobile Expense	0.06	0.00
Bank Service Charges	205.00	145.56
Business Licenses and Permits	588.75	550.00
Dues and Subscriptions	0.00	229.00
Insurance Expense	133.14	0.00
Interest Expense	908.14	0.00
Investor Benefits	0.00	3,999.71
Meals and Entertainment	0.00	1,564.44
Non Deductible Expense		
Taxes	0.00	4,531.88
Total Non Deductible Expense	0.00	4,531.88
Office Expense	731.58	0.00
Office Supplies	100.21	1,114.91
Payroll Expenses		
Officer Salary		
Nicolas Billaud	0.00	66,552.66
Vincent Poudras	0.00	48,605.51
Officer Salary - Other	0.00	0.00
Total Officer Salary	0.00	115,158.17
Payroll Fees	0.00	1,212.82
Total Payroll Expenses	0.00	116,370.99
Payroll Taxes		
FICA - MC	0.00	1,669.78
FICA - SS	0.00	7,139.80
FUTA	0.00	84.00
SUTA	0.00	378.00
Total Payroll Taxes	0.00	9,271.58
Postage and Delivery	1,590.13	7,996.36
Professional Fees		
Accounting Fees	5,016.00	3,454.00
Consulting Fees	0.00	11,350.00
Franchise Fees	0.00	842.00
Legal Fees	5,378.65	6,045.60
Total Professional Fees	10,394.65	21,691.60
Rent Expense	1,282.40	783.00
Sales Tax	0.00	0.00
Travel Expense	0.00	3,731.51
Utilities	0.00	0.00
Web Site Expenses	763.78	2,721.52
Total Expense	27,206.26	200,086.97
Net Ordinary Income	-27,206.26	-200,086.97

LA FAYETTE FRANCHISE INC
Profit & Loss
January through December 2022

	Jan - Dec 22	Jan - Dec 21
Other Income/Expense		
Other Income		
Credit Card Rewards	0.00	300.00
Interest Income	249.98	0.00
Other Income	8,722.58	0.00
Total Other Income	8,972.56	300.00
Other Expense		
Fraud Loss	19.98	0.00
Total Other Expense	19.98	0.00
Net Other Income	8,952.58	300.00
Net Income	-18,253.68	-199,786.97

Certified
April 2023

[signature]

N. BILLAUD
CO-CEO